SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of March 18 2003

                         Commission file number: 0-30924


                                   MARCONI PLC

             (Exact name of Registrant as specified in its Charter)


                                   4th Floor
                                 Regents Place
                                338 Euston Road
                                    London
                                    NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                  Marconi plc

                            FINANCIAL RESTRUCTURING:

     FILING OF PROPOSED SCHEMES OF ARRANGEMENT FOR MARCONI PLC AND MARCONI
                 CORPORATION PLC AND CHANGES TO DEAL STRUCTURE


  - Documentation filed with the High Court of England and Wales (the "Court") yesterday initiating the final steps in the implementation of the previously announced Restructuring

  - Increase in cash distribution to GBP340 million (in addition to the GBP95 million of interest which has already been paid)

  - Capital structure simplified to combine Junior Notes and Limited Recourse Notes. Face value of the Junior Notes increased to approximately USD488 million (approx GBP304 million). Limited Recourse Notes will no longer be issued

  - Finalisation of conditional agreement to pay GBP35 million in full and final settlement of potential claims under ESOP derivative arrangements with Barclays Bank PLC, Salomon Brothers International Limited and UBS AG

  - Scheme documentation expected to be posted to creditors by 31 March 2003 and Restructuring targeted to be completed by 31 May 2003



John Devaney, Chairman of Marconi, said: "We are entering the final stage of the financial restructuring that will strengthen our balance sheet. Our third quarter figures, also published today, show that we have also made very good progress with our operational restructuring. Whilst our markets remain challenging these twin achievements allow us to look forward with greater confidence than at any time since our markets began their rapid decline nearly two years ago."

Mike Parton, Chief Executive of Marconi, commented: "The progress we have made is a welcome boost in confidence for our customers, suppliers and employees. Furthermore, the operational restructuring achieved to date will put the Group in a better position to benefit from market recovery. Management is committed to bringing Marconi back to full health, which is likely to take time to achieve. We are very clear about our objectives for the business and increasingly confident about the Group's future."


Contacts

Name:     David Beck / Joe Kelly                       Heather Green

Title:     Public Relations                            Investor Relations

Phone:     +44 (0) 207 306 1771                        +44 (0) 207 306 1735
           +44 (0) 207 306 1490

joe.kelly@Marconi.com                                  heather.green@Marconi.com



London - 18 March 2003 - Marconi (MONI) today announces that it has filed with the Court proposals in relation to Schemes of Arrangement under section 425 of the Companies Act 1985 between Corp and its scheme creditors (the "Corp Scheme") and between plc and its scheme creditors (the "plc Scheme" and together with the Corp Scheme, the "Schemes"). This filing is an important step in Marconi's financial restructuring. Following an initial hearing, the Court will fix the dates for scheme meetings at which Scheme Creditors may vote on the proposals outlined in the scheme documentation.

Certain pre-completion steps require consent from the requisite majorities of Marconi's Syndicate Banks and the members of the Informal Ad Hoc Committee of Bondholders. These consents will allow the documentation to be despatched by plc and Corp to Scheme Creditors following the initial Court hearing. An edited copy of the proposed draft explanatory statement (the "Draft Explanatory Statement") that was submitted to the Court will be posted on Marconi's website at www.marconi.com later today.

Summary of Key Changes to the Notes

In the context of the conditional ESOP settlement described below, Marconi has proposed further modifications to the structure of the Junior and Limited Recourse Notes as set out in the non-binding indicative Heads of Terms dated 28 August 2002 and subsequently modified by an addendum dated 13 December 2002. As a result of these changes, Corp will increase the face value of the Junior Notes and it will no longer issue Limited Recourse Notes to creditors as part of the scheme consideration. These changes, set out in the Draft Explanatory Statement, are the result of discussions between plc, Corp and members of the relevant creditor groups regarding the future capital structure of the Group.

The changes will result in Corp issuing two series of notes as part of the scheme consideration as opposed to three, with the Junior Notes having a larger aggregate principal amount than previously proposed. This will simplify the post Restructuring capital structure of the Group and potentially improve the tradeability of the Junior and Senior Notes in the public market.

The key features of the Junior Notes are as follows:

  - The Junior Notes will have an aggregate principal amount of approximately USD488 million (approximately GBP304 million), which is comprised of the sum of USD300 million plus the US dollar equivalent of approximately GBP117 million (previously GBP250 million) and will be denominated in US dollars (previously euro).

  - US Asset disposals first applied (subject to the terms of the Working Capital Facility, as described below) to pay down the Junior Notes (previously only after repayment of the Limited Recourse Notes)

  - The Junior Notes will continue to be mandatorily redeemable from the release of certain restricted cash balances (cash collateral against performance bonds) and proceeds from certain asset disposals

  - Interest remains unchanged at either a 12 per cent. PIK coupon or a 10 per cent. cash coupon payable quarterly, but this will now accrue from 1 May 2003

In addition to the proposed changes to the Junior Notes, Corp also proposes that the interest on the Senior Notes will accrue from 1 May 2003.

An updated description of the New Notes following these modifications is contained in Annex A of this document.



The Restructuring

The Restructuring will be effected through schemes of arrangement under the Companies Act 1985 of all creditors of Corp (except for certain categories of excluded creditors) (the "Corp Scheme Creditors") and plc (except for certain categories of excluded creditors, including creditors in respect of unclaimed dividends on shares and claims which are the subject of the ESOP settlement) (the "plc Scheme Creditors" and, together with Corp Scheme Creditors, "Scheme Creditors"). A summary of actual and contingent claims against Corp and plc is included in Annex B.

Alongside the Corp Scheme, it is proposed to make changes to Corp's capital structure by way of a capital reduction, involving the cancellation of its current called up share capital and its share premium account. It is expected that the reserve arising on the capital reduction will eliminate the deficit on the profit and loss account that would otherwise be shown on Corp's balance sheet as at 31 March 2003.

Implementation of the Schemes will result in Corp becoming the new holding company of the Marconi Group (which will not include plc or any of plc's direct subsidiaries, other than Corp). plc will distribute all of its assets (net of a reserve in respect of its ongoing costs) over time to its creditors in accordance with the plc Scheme and is expected subsequently to be liquidated or dissolved. The plc Scheme is conditional upon the Corp Scheme becoming effective. However, the Corp Scheme is not conditional upon the plc Scheme becoming effective.



Marconi Corporation Scheme

If the Corp Scheme becomes effective, all Corp Scheme Creditors will be bound by its terms. Corp Scheme Creditors will receive a distribution, pro rata to their admitted claims of:

  - GBP340 million cash;

  - the euro equivalent of GBP450 million in aggregate principal amount of senior secured notes due April 2008 to be issued by Corp denominated in euro and/or US dollars, subject to elections by Scheme Creditors, with interest payable quarterly in cash at a rate of 8 per cent. per annum accruing from 1 May 2003 (the "Senior Notes");

  - the sum of USD300 million plus the US dollar equivalent of approximately GBP117 million in aggregate principal amount of junior secured notes due October 2008 to be issued by Corp denominated in US dollars with interest payable quarterly in cash at a rate of 10 per cent. per annum or, at Corp's option, in kind (by issuing additional junior secured notes) at a rate of 12 per cent. per annum accruing from 1 May 2003 (the "Junior Notes" and, together with the Senior Notes, the "New Notes"); and

  - 995,000,000 ordinary shares representing 99.5 per cent. of the issued ordinary share capital of Corp immediately following implementation of the Restructuring (the "New Shares").


The cash element of the distribution will be increased by the net proceeds of any asset disposals, other than GBP82 million of specified asset disposal proceeds, received before 1 May 2003, and the aggregate principal amount of the Junior Notes will be decreased by 10/11ths of the US dollar equivalent of the amount by which the cash element is so increased. To date the Group has received approximately GBP55 million of disposal proceeds from specified assets. Any further disposal proceeds received on or after 1 May 2003 will be dealt with in accordance with the terms of the New Notes.

As a result of the Corp Scheme, plc Shareholders will receive in aggregate (proportionate to their existing holdings in plc but subject to a minimum of one share per plc Shareholder), with no price payable, up to 0.5 per cent. of Corp's issued ordinary share capital immediately following the Restructuring and up to 50 million Warrants exercisable at any time up to four years after the date of the Restructuring allowing for the subscription of additional ordinary shares equal to an aggregate of up to 5 per cent. of Corp's issued ordinary share capital immediately following the Restructuring. The Warrants, each of which will give the right to subscribe for one share (subject to adjustment to protect against dilution in the event of certain corporate actions), will have an exercise price per underlying ordinary share of 150p (again subject to adjustment to protect against dilution in the event of certain corporate actions). An ordinary share price of 150p implies a post Restructuring market capitalisation of Corp of GBP1.5 billion.

It is expected that the New Shares, New Notes and Warrants will be listed on the Official List and admitted to trading on the London Stock Exchange's market for listed securities ("Listing") on the Effective Date of the Corp Scheme. Corp will apply to list the New Shares, New Notes and Warrants and will use its reasonable endeavours to effect the Listing as soon as possible on or after the Effective Date of the Corp Scheme. The Corp Scheme is not, however, conditional on this Listing. Corp will apply to list its ADRs on NASDAQ and will use its reasonable endeavours to effect this NASDAQ listing as soon as practicable following the Effective Date of the Corp Scheme. It is currently expected that the NASDAQ listing will become effective during the third calendar quarter of 2003.

Following the Restructuring, Corp will begin to report on an annual and quarterly basis, filing 10-K, 10-Q and 8-K reports with the SEC, with the first filing being made on form 10-Q for the quarter ending 30 September, 2003. Corp will also file a report submitted on form 6-K within 60 days of the quarter ending 30 June, 2003 and will file its 20-F within 90 days of the end of the current financial year (31 March 2003). These latter reports will include financial statements in accordance with or reconciled to US GAAP. Corp will hold quarterly investor conference calls following the release of such reports.

plc Scheme

Assuming the Corp Scheme becomes effective, plc's assets will principally comprise the cash, New Shares and New Notes that plc receives under the Corp Scheme in respect of Bonds held by Ancrane Limited ("Ancrane"), a subsidiary of plc, and monies owed by Corp to Ancrane. plc's entitlement to this scheme consideration will arise from a repayment of capital in specie by Ancrane to plc of substantially all its assets. The plc Scheme provides that plc will reserve the sum of GBP7 million from the cash element of Corp scheme consideration it receives via Ancrane which, together with plc's cash of approximately GBP2.3 million, interest on the aggregate of these two cash amounts and GBP2 million available to be drawn under a letter of credit to be provided in favour of the plc Scheme Supervisors under the Performance Bonding Facility will be available to meet plc's ongoing costs. Any monies remaining following the payment of plc's ongoing costs will be distributed to all plc's admitted scheme creditors in the final distribution under the plc Scheme.



ESOP Settlement

Agreement in principle to a settlement of certain ESOP related disputes with Barclays Bank PLC, Salomon Brothers International Limited and UBS AG was announced on 7 February 2003. The terms of that settlement have now been finalised. Corp will pay a total of GBP35 million together with costs in full and final settlement of all potential ESOP related claims those banks have against the Marconi Group. The ESOP settlement is conditional upon the Corp Scheme becoming effective.

Payment to the ESOP Derivative Providers will be made from the previously disclosed cash retention of up to GBP170 million which was to be set aside by Corp as part of the Restructuring pending resolution of potential liabilities of Group companies in relation to the Group's ESOP hedging arrangements. The difference of GBP135 million forms part of the proposed increase in the Corp cash distribution to a total of GBP340 million.



Corp Corporate Governance Post Restructuring

Following Listing of the New Shares, the New Notes and the Warrants, Corp's Board will comprise the Chairman, three Executive Directors (including the Chief Executive Officer) and four Non-Executive Directors. Corp regards the four Non-Executive Directors as independent and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Board has established audit, remuneration, nomination and executive committees.

Corp believes it should move to a position where the majority of its Board are independent Non-Executive Directors. Although Corp does not envisage that any further non-executives will be appointed to the Board before the Listing of the New Shares, the New Notes and the Warrants, Corp will continue to look for suitable candidates to join the Board as independent Non-Executive Directors, where they can bring appropriate experience or industry knowledge. A process is already in place to identify further suitable candidates. Following a further appointment which it expects will be made within three months of the Effective Date, Corp will at all times strive to ensure that it maintains a majority of independent Non-Executive Directors on its Board by, within three months of ceasing to have such a majority, appointing additional independent Non-Executive Directors or reducing the size of the Board.

Employee Incentive Plans Post Restructuring

Conditional upon the Corp Scheme becoming effective (the "Plans Start Date") Corp will adopt a share option plan for up to 60 of the Group's senior executives known as the Corp Senior Management Share Option Plan (the "Management Plan") and a broadly based employee share option plan for a wider group of senior staff known as the Corp Employee Share Option Plan (the "Employee Plan"). Both plans will be administered by the remuneration committee. A full description of the Management Plan and the Employee Plan is contained in Annex D.


The number of unissued shares that may be committed to be issued under the Management Plan is limited to 9 per cent. of the issued share capital of Corp immediately following the Plans' Start Date. The initial options will be granted in five tranches, each of which will be subject to specific performance conditions. A summary of these performance conditions is set out in Annex D. If any performance condition is not satisfied within the stated period, the tranche of the option subject to that performance target will lapse and cease to be capable of becoming exercisable. The total amount payable on exercise of an option, whether in whole or in part will be GBP1 per exercise, irrespective of the number of shares in respect of which an option is exercised.

The Management Plan is being introduced contemporaneously with senior executives entering into new service contracts on the basis that the plan will deliver significant rewards in the event that the Group is successful, but that in order to participate, executives must accept reduced rights in respect of other incentive arrangements and in respect of payments upon termination. In detail:-

      - The final payment due under a retention bonus plan implemented in May 2002 is to be waived;

      - No participant in the Management Plan will be eligible to participate in any cash bonus plan or other share based plan;

      - No participant will receive a salary increase (other than in the event of promotion) for at least a year after the Restructuring;

      - Bonus payments earned by certain executives in the first two quarters of the financial year under a performance related incentive plan are to be waived;

      - An allowance in respect of bonus (included in payments in lieu of notice under current service contracts) will no longer form part of payments in lieu of notice, thus reducing their potential value;

      - At his own instigation, the Chief Executive's contract will not provide for any compensation for loss of office in the event of his departure due to underperformance.

The number of share options which it is proposed to be granted to certain directors of Corp is set out in further detail in Annex D.

Participation in the Employee Plan is open to those employees of Corp or any of its subsidiaries selected by Corp's remuneration committee. Employees who participate in the Management Plan cannot participate in the Employee Plan. Options granted under the Employee Plan will have an exercise price equal to the prevailing market value of a Corp share on the date of grant. The exercise price for the initial grant of options will be the average middle market quotation of a Corp share for the five business days immediately prior to the date of grant. The initial options will also be granted in five tranches, each of which will be subject to the same performance conditions as the Management Plan.

The number of unissued shares that may be committed to be issued under the Employee Plan is limited to 5 per cent. of the issued share capital of Corp immediately following the Plans Start Date. This 5 per cent. limit will only be available for use on the following basis: (i) up to 3 per cent. in the first 12 months following the Listing of the New Shares; (ii) up to 1 per cent. in the second 12 months following Listing of the New Shares; and (iii) up to 1 per cent. in the third 12 months following the Listing of the New Shares. Any unused part of this limit may be utilised in subsequent years during the life of the Employee Plan.


Comparison of Restructuring to the Alternatives

Scheme Creditors of Corp and/or plc will need to decide whether to vote in favour of the Schemes. If the Restructuring is not approved, the severity of the Group's financial position is such that Corp and plc would have no reasonable prospect of avoiding insolvency proceedings, which would mean that there would be a lower return to Scheme Creditors, accompanied by uncertainty and delay, and no return whatsoever to plc Shareholders. Corp and plc believe that, given the Group's financial position, the proposed Restructuring is in the best interests of all stakeholders, including the Scheme Creditors and plc Shareholders.

The Draft Explanatory Statement contains an insolvency analysis which sets out a comparison between the position under the proposed Schemes and the hypothetical position that would be likely to face Scheme Creditors if plc and Corp were to go into administration as at 30 April 2003. The purpose of the insolvency analysis is to assist Scheme Creditors in determining whether to accept the proposals set out in the Draft Explanatory Statement.

Corp and plc believe that the Schemes are more beneficial to Scheme Creditors than insolvency proceedings or the enforcement of security and should result in a better return, greater certainty and an immediate day one distribution to Scheme Creditors. None of these benefits would be possible under the insolvency alternatives.

The insolvency analysis (and the assumptions, caveats and limitations on which such analysis is based) is contained in Annex E. Please note that all figures, numbers and percentages that appear in Annex E are subject to change and will only be finalised as at the record dates for the Schemes.

New Working Capital Facilities

In order to support the Group's performance bonding requirements following the Restructuring, Corp and its wholly-owned subsidiary, Marconi Bonding Limited, are expected to enter into a GBP50 million committed performance bonding facility (the "Performance Bonding Facility") provided by banks including HSBC Bank plc and JP Morgan Chase Bank. The Performance Bonding Facility may be utilised at any time during the period from the Effective Date of the Corp Scheme to the date falling 18 months thereafter. Marconi Bonding Limited has the right to request an extension to such availability period up to a further 12 months but without the participating banks having any obligation to agree such extension. The obligations of each obligor under the Performance Bonding Facility will be irrevocably and unconditionally guaranteed by Corp ahead of the New Notes. Marconi Bonding Limited will be required to deposit an amount equal to 50 per cent. of the maximum face value of each issued performance bond in a secured account. Additional amounts of up to a further GBP25 million will be required to be deposited in the secured accounts out of the release of cash collateral held against certain existing performance bonds.

Marconi Communications, Inc. ("Comms Inc.") is expected to enter into a USD22.5 million limited recourse revolving facility (the "Working Capital Facility"). The Working Capital Facility will be subject to a fixed interest rate of 15 per cent. per annum and will mature on 30 September 2004. Fees and costs include an arrangement fee of 6 per cent. of the facility amount, an unused commitment fee of 1 per cent. per annum on any undrawn portion and a 5 per cent. late charge for payments overdue by more than ten days. Recourse under the Working Capital Facility will be limited to a first mortgage lien on a parcel of real property owned by Comms Inc. located in Warrendale, Pennsylvania, USA.



The Performance Bonding Facility and the Working Capital Facility are each conditional on the Corp Scheme becoming effective.



Status of the Group's Existing Financial Indebtedness

When the Heads of Terms were announced on 29 August 2002, plc indicated that the Restructuring was scheduled to be completed by 31 January 2003, which was subsequently extended to 15 March 2003. As a result of the complexity of the Restructuring the Effective Date of the Schemes is now targeted to be no later than 31 May 2003. The change to the timing of the Restructuring will introduce risks associated with certain financial debt and interest payments falling due in March 2003. In particular, the Bank Facility is due for repayment on 25 March 2003, an interest payment was due on the Yankee Bonds on 17 March 2003 and remains unpaid and an interest payment is due on the Eurobonds on 31 March 2003. In common with Corp's and plc's approach to other Scheme Claims, pending the outcome of the Schemes, neither Corp nor plc intends to make payment in respect of such obligations, in whole or in part. Accrued but unpaid interest of plc and Corp at the record date of the Schemes will form part of the Scheme Claims.



Interim Security

As part of the arrangements to effect the Restructuring, Corp agreed to provide interim security to its principal lenders, being the Syndicate Banks (in their capacities as Syndicate Banks, bilateral lenders to Corp and beneficiaries of guarantees from Corp (in such capacities, ''Bank Creditors'')) and the holders of the Bonds from time to time (apart from plc's wholly owned subsidiary Ancrane) and the Trustees (together, ''Secured Bondholders'') and Barclays Bank PLC (as the only ESOP Derivative Bank which committed to support the Restructuring prior to 15 October 2002). The interim security was taken over cash held by Highrose Limited, a special purpose subsidiary of Corp and plc, in accounts held with third party banks (the "Lockbox Accounts"). These interim security arrangements took effect on 13 September 2002and were amended on 13 December 2002.

Without this interim security, the Syndicate Banks and the Informal Ad Hoc Committee of Bondholders would not have been prepared to continue to support the Restructuring, and insolvency proceedings would have been the only practicable alternative.

Provision has been made for the interim security to be released prior to the Corp Scheme meeting in circumstances tied to the prospects of the Corp Scheme being successfully implemented. If the interim security has not been released prior to the Corp Scheme meeting neither Corp nor plc will proceed with their respective Schemes, and the interim security will remain in place in any subsequent insolvency proceedings, meaning that the Bank Creditors, Secured Bondholders and Barclays Bank PLC would rank ahead of all unsecured creditors of Corp with respect to the cash held in the Lockbox Accounts. If the interim security is released and the Corp Scheme meeting proceeds, the choice facing all Corp Scheme Creditors will be the same; either the Corp Scheme will be approved and implemented, or the Corp Scheme will be rejected and in the inevitable insolvency proceeding which would follow such rejection the interim security would no longer be in place.





The Syndicate Banks and the Informal Ad Hoc Committee of Bondholders have indicated that they will not be prepared to release the interim security prior to the Corp Scheme meeting unless, immediately before such release, Corp has confirmed to the prospective Corp Scheme supervisors that Corp remains satisfied that the reserves built into the Corp Scheme are sufficient to meet distributions to all Corp Scheme Creditors and that Corp remains of the opinion that its statement as to the Corp Group's working capital in the scheme document remains valid, and the prospective Corp Scheme supervisors have confirmed to Corp that they have no reason to disagree with Corp's view that the reserves built into the Corp Scheme are sufficient to meet distributions due to be made to all Corp Scheme Creditors.



Process to Completion

Completion of the Restructuring will be conditional upon, amongst other things, securing the necessary support of the Syndicate Banks, Bondholders and other Scheme Creditors whose claims will be compromised in the Scheme meetings of plc and Corp to be held as part of the Court approved Restructuring.

As previously noted in the 29 August 2002 announcement, it is expected that the FSA will grant a waiver of paragraph 9.22 of the Listing Rules which would otherwise require the consent of plc shareholders to the issue of the New Shares (the "Waiver"). It is expected that the Co-ordination Committee of the Syndicate Banks will confirm to the FSA that the majority banks' willingness to support the Restructuring is dependent on there not being a need for a plc shareholder vote as part of the approvals for the Restructuring and that in their view if their support was withdrawn Marconi would be forced into some form of insolvency proceeding. Accordingly, if the waiver is granted, the Schemes will not be conditional on the approval of plc shareholders. Marconi has approached the FSA for a waiver from the requirement to seek shareholder approval for the Restructuring. The FSA has set out the conditions that it would require to be met before it would grant such a waiver. Marconi is confident that it can meet such conditions.

Marconi has for some time been in severe financial difficulty and the Board believes that the Restructuring is in the best interests of plc, plc shareholders as a whole and Corp stakeholders. The Board further believes that a consensual restructuring is the only viable alternative to an administration.

plc and Corp expect to receive the required consents to certain pre-completion steps from the requisite majorities of their Syndicate Banks and the members of the Informal Ad Hoc Committee of Bondholders and expect the Court to fix the dates for the Scheme meetings to enable the Schemes and Draft Explanatory Statementto be posted to creditors by 31 March 2003. Following the required Court processes and creditor approval, it is expected that the Restructuring will be completed by 31 May 2003.





Conference Call Details

Management will host a conference call and audiocast for analysts and investors on Tuesday 18 March, 2003 at 4 pm UK time (11 am EST) to discuss details of its financial restructuring and the Group's Q3 results announced in a separate press release this morning. The call can be accessed on Marconi's web-site or by dialling +44 (0) 20 8996 3900 from Europe or 800 241 5872 (toll-free) or +1 617
847 8701 from the US and quoting "Marconi".

An instant replay will be available for fourteen days by dialling +44 (0) 1296 618700, pass code 563002 from Europe or 888 286 8010, passcode 48156936 from US. Materials to accompany the call will be available on Marconi's website www.marconi.com.

Notes:

(1) Defined phrases which are not specifically defined in this press release shall have the same meaning as the definitions contained in the Draft Explanatory Statement.

(2) The following exchange rates have been used throughout this announcement, USD/GBP 1.6063, EUR/GBP 1.4757 and USD/EUR 1.0885. Actual exchange rates used may materially differ from the rates used in this press release.

ENDS/...

About Marconi plc

Marconi plc is a global telecommunications equipment and solutions company headquartered in London. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com.

Copyright (c) 2003 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.


Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc and Marconi Corporation plc ("the Companies") are providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of plc, Corp and their subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in plc's and Corp's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Companies disclaim any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.





                                    ANNEX A

                         SUMMARY TERMS OF THE NEW NOTES

SENIOR NOTES



Principal Amount                               Euro equivalent (calculated at the Currency Rate, being the rate one business day before the Court convened meeting of Scheme Creditors)
                                               of GBP450 million in aggregate principal amount of 8.00% Senior
                                               Notes due 2008.

Currency                                       Each note recipient will be given the opportunity to elect for all, but not part of its Senior Notes to be denominated in euros or US dollars. No Senior Notes denominated in US dollars will be issued unless at least the US dollar equivalent (calculated at the Currency
                                               Rate) of euro 250 million (less the Relevant Deduction) of Senior
                                               Notes denominated in US dollars would be required to be issued in the First Initial Distribution. No Senior Notes denominated in euros will be issued unless at least euro 250 million (less the Relevant
                                               Deduction) of Senior Notes denominated in euro would be required to be issued in the First Initial Distribution.

Interest                                       The Senior Notes will bear interest from their issue date at a per annum rate of 8 per cent. payable quarterly in cash on each 15
                                               January, 15 April, 15 July and 15 October, commencing 15 July 2003.
                                               On the first interest payment date for the Senior Notes, Corp shall pay, in addition to accrued interest on the outstanding principal amount of the Senior Notes, an amount per New Senior Note equal to the amount of interest that would have accrued on such New Senior
                                               Note if such New Senior Note had been outstanding for the period from 1 May 2003 to the issue date of the Senior Notes.

Maturity                                       The Senior Notes will mature on 30 April 2008.

Optional Redemption                            All of the outstanding Senior Notes and Junior Notes, may be redeemed at Corp's option in whole, but not in part, at any time at a redemption price in cash equal to the greater of (i) 110 per cent.
                                               of par and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the Senior Notes and Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

Mandatory Redemption                           The Senior Notes are subject to mandatory early redemption in certain circumstances. The Senior Notes must be redeemed prior to their stated maturity in whole or in part using the cash proceeds from the Mandatory Redemption Escrow Account, which is an escrow account to be established for redemption of the Senior Notes and
                                               Junior Notes into which Corp will be required to deposit, from time to time


                                                 - releases to, or upon the order or instructions of, Corp or its subsidiaries of certain cash collateral security for performance bonding; and

                                                 - all net proceeds of asset sales received on or after 1 May
                                                   2003, other than (i) up to GBP82 million of net proceeds from disposals of certain specified exempt assets and (ii) when there are no Junior Notes outstanding, proceeds reinvested in the non-US core business within 90 days

                                               As the balance in the Mandatory Redemption Account reaches certain levels, Corp will apply amounts in the Mandatory Redemption Escrow
                                               Account to redeem first the Junior Notes and then the Senior Notes, in each case at a redemption price in cash of 110 per cent. of par plus accrued and unpaid interest.

                                               In addition, in the event of either a Change of Control of Corp or the merger, consolidation or sale of all or substantially all the assets of Corp and its subsidiaries, taken as a whole, all of the
                                               Senior Notes and Junior Notes, must be redeemed in whole, but not in part, at a redemption price in cash equal to the greater of (i) 110 per cent. of par, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the Senior Notes and
                                               Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

Covenants                                      The Senior Notes will be issued under an indenture that will contain certain restrictive covenants. The restrictive covenants will include, among other things:


                                                 - restrictions on indebtedness, guarantees, sale and leaseback transactions and issuances of preferred stock;

                                                 - restrictions on dividends, distributions, investments and other restricted payments;

                                                 - restrictions on acquisitions;

                                                 - restrictions on liens;

                                                 - restrictions on derivative transactions;

                                                 - restrictions on transactions with affiliates (including
                                                   Ringfenced Entities (the Group's US assets - OPP, BBRS and North
                                                   American Access));

                                                 - restrictions on the issuance and sale of equity interests in
                                                   Corp's subsidiaries;

                                                 - restrictions on asset sales; and

                                                 - restrictions on mergers, consolidations and sales of all assets.

                                               Each of the covenants will be subject to exceptions and
                                               qualifications.

                                               In addition, under the Senior Note Indenture beginning as of 30
                                               September 2005 the Group will be required to meet financial covenants with respect to a minimum ratio of consolidated EBITDA to consolidated finance charges and a maximum ratio of consolidated indebtedness to consolidated EBITDA, in each case calculated with respect to the consolidated Group but excluding the Ringfenced
                                               Entities while the Junior Notes are outstanding.

                                               The indentures provide for customary grace periods and remedies.
                                               When the Senior Notes and the Junior Notes are simultaneously outstanding, however, the indentures provide for longer grace periods and require a larger percentage of the noteholders to take enforcement action in the case of certain non-payment covenant defaults.

Purchase of New Notes                          Corp and its Subsidiaries may purchase New Notes after the second scheduled Senior Note Interest Payment Date or Junior Note Interest
                                               Payment Date, as the case may be only if (a) no Default or Event of
                                               Default under the Senior Note Indenture (in the case of the Senior
                                               Notes) or the Junior Note Indenture (in the case of the Junior
                                               Notes) has occurred and is continuing; (b) interest on the immediately two preceding Junior Note Interest Payment Dates was paid in cash (rather than in kind); and (c) Corp has not given notice of an intention to pay interest on the next Junior Note
                                               Interest Payment Date in kind.

Guarantees and Security                        Corp's obligations under the Senior Notes and Junior Notes will be guaranteed by most of Corp's operating subsidiaries that, with limited exceptions, must include on an ongoing basis (i)
                                               subsidiaries that together account for at least 80 per cent. and
                                               (ii) each subsidiary that individually accounts for more than 5 per cent., in each case, of the total assets, total external assets, total external sales and (commencing from 31 March 2005) total
                                               EBITDA of Corp and its subsidiaries. Corp and the Guarantors will, with limited exceptions, grant security over substantially all of their respective assets to secure their respective obligations under the Senior Notes and Junior Notes and the guarantees thereof as well as the Performance Bonding Facility.

Payment Priorities                             Corp, the Guarantors and the trustees for the Senior Notes and
                                               Junior Notes, among others, will enter into a Security Trust and
                                               Intercreditor Deed that will establish the relative priorities among the Senior Notes, Junior Notes, the Performance Bonding Facility and
                                               certain intra-Group liabilities with respect to the obligations of
                                               Corp and the Guarantors. Following the occurrence of a payment default and/or an acceleration of the maturity of the Senior Notes, all proceeds from enforcement of the security granted by Corp and the Guarantors to secure their respective obligations under the
                                               Senior Notes and Junior Notes and the guarantees thereof and the
                                               Performance Bonding Facility will be applied as follows:


                                                 - first, to the fees and expenses of the trustees and other agents;

                                                 - second, to the lenders under the Performance Bonding Facility
                                                   (up to a maximum of GBP25 million);

                                                 - third, to repayment of the Senior Notes; and

                                                 - fourth, to repayment of the Junior Notes.

Payment and Security Enforcement Blocks        Under the terms of the Security Trust and Intercreditor Deed, no payments may be made on the Junior Notes (other than payments of interest in kind) and no redemptions of the Junior Notes from amounts contained in the Mandatory Redemption Escrow Account may be made (subject to certain limited exceptions) (i) upon the occurrence of a Default under the Senior Notes and the delivery of notice of such Default by the Senior Note Trustee to the Security Trustee for
                                               a period lasting until the earlier of (such period, a "Standstill
                                               Period") (A) the expiration of 179 days after the date of such notice; (B) the date on which such Default is no longer continuing;
                                               (C) the date on which the holders of a majority of the principal amount of the Senior Notes consent; or (D) the payment in full of all obligations under the Senior Notes and the Senior Note
                                               Indenture, or (ii) upon the occurrence of a payment Default or acceleration of the Senior Notes following an Event of Default under the Senior Notes or the Senior Note Indenture until the earlier of
                                               (A) the date on which the payment Default has been remedied or waived and, if the Senior Notes have been accelerated, the acceleration has been rescinded; (B) the date on which the holders of a majority of the principal amount of the Senior Notes consent;
                                               or (C) the payment in full of all obligations under the Senior Notes and the Senior Note Indenture. The Security Trust and Intercreditor
                                               Deed further provides that during a Standstill Period, the holders of the Junior Notes may not accelerate the Junior Notes unless the
                                               Senior Notes have been accelerated. In addition, under the terms of the Security Trust and Intercreditor Deed, the holders of the Junior
                                               Notes may not take enforcement action against any security securing the Junior Notes without the consent of the holders of the Senior
                                               Notes, unless all liabilities arising under the Senior Notes have been discharged in full.

                                               The Security Trust and Intercreditor Deed further provides that if a payment default occurs under the Performance Bond Facility, the banks may require the obligors to provide full cash collateral to cover all outstanding liabilities but may not accelerate the liabilities under the Performance Bonding Facility or take other enforcement action for 180 days unless the Senior Notes have been accelerated.

JUNIOR NOTES


Principal Amount                               The sum of USD300 million and the US dollar equivalent (calculated at the Currency Rate) of GBP117.27 million (subject to possible reduction of 10/11 of the US dollar equivalent of the cash proceeds of certain asset disposals received before 1 May 2003).

Currency                                       The Junior Notes will be denominated in US dollars.

Interest                                       The Junior Notes will bear interest from their issue date at a per annum rate of 10 per cent. payable quarterly on each 31 January, 30
                                               April, 31 July and 31 October, commencing 31 July 2003 in cash or, at Corp's option, at a per annum rate of 12 per cent. payable quarterly in kind (by issuing additional Junior Notes to the holders of Junior Notes). On the first interest payment date for the Junior
                                               Notes, Corp shall pay, in addition to accrued interest on the outstanding principal amount of the Junior Notes, an amount per New
                                               Junior Note equal to the amount of interest that would have accrued on such New Junior Note if such New Junior Note had been outstanding for the period from 1 May 2003 to the issue date of the Junior
                                               Notes.

Maturity                                       The Junior Notes will mature on 31 October 2008.

Optional Redemption                            All of the outstanding Senior Notes and Junior Notes, may be redeemed at Corp's option in whole, but not in part, at any time at a redemption price in cash equal to the greater of (i) 110 per cent.
                                               of par and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the Senior Notes and Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

Mandatory Redemption                           The Junior Notes are subject to mandatory early redemption in certain circumstances. The Junior Notes and Senior Notes must be redeemed prior to their stated maturity in whole or in part using the proceeds from the Mandatory Redemption Escrow Account, which is an escrow account to be established for redemption of the Junior
                                               Notes and Senior Notes into which Corp will be required to deposit, from time to time


                                                 - releases to, or upon the order or instructions of, Corp or its subsidiaries of certain cash collateral security for performance bonding; and

                                                 - all net proceeds of asset sales received on or after 1 May
                                                   2003 , other than up to GBP82 million of net proceeds from disposals of certain specified exempt assets

                                               As the balance in the Mandatory Redemption Account reaches certain levels, Corp will apply amounts in the Mandatory Redemption Escrow
                                               Account to redeem first the Junior Notes and then, the Senior Notes, in each case at a redemption price in cash of 110 per cent. of par plus accrued and unpaid interest.

                                               In addition, in the event of either a Change of Control of Corp or the merger, consolidation or sale of all or substantially all the assets of Corp and its subsidiaries, taken as a whole, all of the
                                               Junior Notes and Senior Notes, must be redeemed in whole, but not in part, at a redemption price in cash equal to the greater of (i) 110 per cent. of par, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the Senior Notes and
                                               Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

Covenants                                      The Junior Notes will be issued under an indenture that will contain certain restrictive covenants. The restrictive covenants will include, among other things:


                                                 - restrictions on indebtedness, guarantees, sale and leaseback transactions and issuances of preferred stock;

                                                 - restrictions on dividends, distributions, investments and other restricted payments;

                                                 - restrictions on acquisitions;

                                                 - restrictions on liens;

                                                 - restrictions on derivative transactions;

                                                 - restrictions on transactions with affiliates (including
                                                   Ringfenced Entities);

                                                 - restrictions on the issuance and sale of equity interests in
                                                   Corp's subsidiaries; restrictions on asset sales; and
                                                   restrictions on mergers, consolidations and sales of all assets

                                               Each of the covenants will be subject to exceptions and
                                               qualifications.

                                               The indentures provide for customary grace periods and remedies.
                                               When the Senior Notes and the Junior Notes are simultaneously outstanding, however, the indentures provide for longer grace periods and require a larger percentage of the noteholders to take enforcement action in the case of certain non-payment covenant defaults.

Purchase of New Notes                          Corp and its Subsidiaries may purchase New Notes after the second scheduled Senior Note Interest Payment Date or Junior Note Interest
                                               Payment Date, as the case may be only if (a) no Default or Event of
                                               Default under the Senior Note Indenture (in the case of the Senior
                                               Notes) or the Junior Note Indenture (in the case of the Junior
                                               Notes) has occurred and is continuing; (b) interest on the immediately two preceding Junior Note Interest Payment Dates was paid in cash (rather than in kind); and (c) Corp has not given notice of an intention to pay interest on the next Junior Note
                                               Interest Payment Date in kind.

Guarantees and Security                        Corp's obligations under the Junior Notes and Senior Notes will be guaranteed by most of Corp's operating subsidiaries that, with limited exceptions, must include on an ongoing basis (i)
                                               subsidiaries that together account for at least 80 per cent. and
                                               (ii) each subsidiary that individually accounts for more than 5 per cent., in each case, of the total assets, total external assets, total external sales and (commencing from 31 March 2005) total
                                               EBITDA of Corp and its subsidiaries. Corp and the Guarantors will, with limited exceptions, grant security over substantially all of their respective assets to secure their respective obligations under the Junior Notes and Senior Notes and the guarantees thereof as well as the Performance Bonding Facility.

Payment Priorities                             Corp, the Guarantors and the trustees for the Junior Notes and
                                               Senior Notes, among others, will enter into a Security Trust and
                                               Intercreditor Deed that will establish the relative priorities among the Senior Notes, Junior Notes, the Performance Bonding Facility and
                                               certain intra-Group liabilities with respect to the obligations of
                                               Corp and the Guarantors. Following the occurrence of a payment default and/or an acceleration of the maturity of the Senior Notes, all proceeds from enforcement of the security granted by Corp and the Guarantors to secure their respective obligations under the
                                               Junior Notes and Senior Notes and the guarantees thereof and the
                                               Performance Bonding Facility will be applied as follows:


                                                 - first, to the fees and expenses of the trustees and other agents;

                                                 - second, to the lenders under the Performance Bonding Facility;

                                                 - third, to (up to a maximum of GBP25 million) repayment of the
                                                   Senior Notes; and

                                                 - fourth, to repayment of the Junior Notes.

Payment and Security Enforcement Blocks        Under the terms of the Security Trust and Intercreditor Deed, no payments may be made on the Junior Notes (other than payments of interest in kind) and no redemptions of the Junior Notes from amounts contained in the Mandatory Redemption Escrow Account may be made (subject to certain limited exceptions) (i) upon the occurrence of a Default under the Senior Notes and the delivery of notice of such Default by the Senior Note Trustee to the Security Trustee for
                                               a period lasting until the earlier of (such period, a "Standstill
                                               Period") (A) the expiration of 179 days after the date of such notice; (B) the date on which such Default is no longer continuing;
                                               (C) the date on which the holders of a majority of the Principal amount of the Senior Notes consent; or (D) the payment in full of all obligations under the Senior Notes and the Senior Note
                                               Indenture, or (ii) upon the occurrence of a payment Default or acceleration of the Senior Notes following an Event of Default under the Senior Notes or the Senior Note Indenture until the earlier of
                                               (A) the date on which the payment Default has been remedied or waived and, if the Senior Notes have been accelerated, the acceleration has been rescinded; (B) the date on which the holders of a majority of the principal amount of the Senior Notes consent;
                                               or (C) the payment in full of all obligations under the Senior Notes and the Senior Note Indenture. The Security Trust and Intercreditor
                                               Deed further provides that during a Standstill Period, the holders of the Junior Notes may not accelerate the Junior Notes unless the
                                               Senior Notes have been accelerated. In addition, under the terms of the Security Trust and Intercreditor Deed, the holders of the Junior
                                               Notes may not take enforcement action against any security securing the Junior Notes without the consent of the holders of the Senior
                                               Notes, unless all liabilities arising under the Senior Notes have been discharged in full

                                               The Security Trust and Intercreditor Deed further provides that if a payment default occurs under the Performance Bond Facility, the banks may require the obligors to provide full cash collateral to cover all outstanding liabilities but may not accelerate the liabilities under the Performance Bonding Facility or take other enforcement action for 180 days unless the Senior Notes have been accelerated.





                                    ANNEX B

               SUMMARY OF KEY ACTUAL CLAIMS AND CONTINGENT CLAIMS



Since the announcement of 16 December 2002, Marconi plc has continued the process of identifying and quantifying actual and contingent claims against both Marconi plc and Marconi Corporation. KPMG has continued to assist the companies in considering the level of claims that might be made under each of the schemes. As part of this process, Marconi plc and Marconi Corporation have placed advertisements in certain national and international newspapers inviting all persons having a claim against either company, whether actual or contingent, to submit details of their claims to KPMG, 8 Salisbury Square, London EC4Y 8BB. Marconi plc and Marconi Corporation have also written to certain known creditors and performed further internal due diligence in order to estimate the level of claims that might be made under the Schemes. This process is now almost complete.

Marconi Corporation

There are three main categories of actual or contingent Scheme Creditor claims against Marconi Corporation:

(i) Syndicated Bank Debt and External Bond Debt representing approximately GBP3.9 billion of indebtedness;

(ii) Internal Bond Debt and inter-company claims against Marconi Corporation which are in aggregate approximately GBP0.8 billion; and

(iii) Additional anticipated sundry third party claims and other financial creditors, which are likely to include sundry loans, guarantees, class actions and other lawsuits and derivative positions which in aggregate are approximately GBP0.4 billion.



In total potential Corp Scheme Claims are currently estimated to be GBP5.1
billion (excluding a general reserve).   The estimated level of potential Scheme
Claims will continue to be adjusted for foreign exchange movements, accrued interest and any changes in the value of the Known Creditor Claims prior to the record date.

A general reserve will be established to provide for the settlement of unknown claims. If this hold back is not required to settle unknown claims, it will be distributed to Scheme Creditors with Admitted Scheme Claims on a pro rata basis. Such distribution, if any, is only likely after a suitable waiting period.


Potential Scheme Claims Against Marconi Corporation plc
(GBP millions)


Syndicated bank facility                                                  2,079

Yankee and Euro bonds (externally held)                                   1,810

Other financial creditors                                                   103

Ancrane Limited (internally held bond debt and inter-company claims)        772

Sundry third party creditors                                                364

General reserve                                                             125
                                                                       --------
                                        Currently estimated to be         5,253


A general reserve (described above) representing a provision for claims of GBP125 million will be set aside for any creditors who have not been identified as at the record date. If the general reserve is not considered by the Board of Corp and the prospective supervisors to be sufficient to meet distributions due to be made to all Corp Scheme Creditors, the Corp Scheme will be withdrawn.

Marconi plc

Claims against Marconi plc include the value of guarantees given in respect of Marconi Corporation's External and Internal Bond Debt and Syndicate Bank Debt and sundry third party claims including class actions, other lawsuits and derivative positions. A general reserve will be established to provide for the settlement of unknown claims. If this hold back is not required to settle unknown claims, it will be distributed to Scheme Creditors with Admitted Scheme Claims on a pro rata basis. Such distribution, if any, is only likely after a suitable waiting period.

In total, potential Scheme Claims are currently estimated to be GBP4.7 billion (excluding a general reserve). The estimated level of potential Scheme Claims will continue to be adjusted for foreign exchange movements, accrued interests and any changes in the value of the Known Creditor Claims prior to the record date.

Potential Scheme Claims Against Marconi plc
(GBP millions)

Syndicated bank facility                                                  2,079

Yankee and Euro bonds (externally held)                                   1,810

Ancrane Limited (internally held bond debt)                                 394

Marconi Group inter-company claims                                          162

Sundry third party creditors                                                234

General reserve                                                             250
                                                                       --------
Currently estimated to be                                                 4,929



A general reserve (described above) representing a provision for claims of GBP250 million will be set aside for any creditors who have not been identified as at the record date. If the general reserve is not considered by the Board of plc and the prospective supervisors to be sufficient to meet distributions due to be made to all plc Scheme Creditors, the plc Scheme will be withdrawn.

At the time of the Restructuring, Marconi plc's main assets will include its interests in a wholly-owned subsidiary, Ancrane Limited. Ancrane Limited is a creditor of Marconi Corporation and will, under the Marconi Corporation Scheme, receive a pro rata share of the Scheme Consideration. In consideration for the release of their claims, creditors participating in the plc Scheme will receive a pro rata distribution of the assets of Marconi plc which will include (net of a reserve in respect of plc's Ongoing Costs) the Scheme Consideration received through Ancrane Limited.

Marconi plc has inter-company liabilities owing to Corp. Corp will therefore be entitled to receive a pro rata distribution of the assets of plc which, as described above, will include a proportion of the Scheme Consideration. Any Scheme Consideration that flows to Corp in this manner will be made available to the Corp Scheme Creditors. Account will be taken of such an amount as if it were payable to Marconi Corporation in determining the distribution to be made under the Corp Scheme.



                                    ANNEX C



                         UPDATED FINANCIAL INFORMATION

As previously disclosed in the 16 December 2002 announcement, in order to facilitate the Restructuring discussions, certain non-public information (the "Information") has been presented to the Syndicate Banks and certain bondholders. Prior to the presentation of the Information, plc and Corp entered into non-disclosure agreements with certain of the bondholders which required plc and Corp to publish the Information on a specified date and which restricted such bondholders from dealing in plc and Corp securities until the publication of the Information. In order to facilitate this announcement, plc and Corp agreed to publish such Information at the conclusion of these discussions.

The Information contained in this Annex C has been prepared based on certain assumptions and projections with respect to the Group's revenue generating capability, capital expenditures and operating expenses and trading conditions in the telecommunications equipment market and on the basis of information known at the time it was prepared. The Information was prepared by Marconi management for internal purposes and not with a view to public disclosure.

The assumptions used in preparing the Information are inherently subject to significant uncertainties and actual results will differ, perhaps materially, from those projected. Neither plc nor Corp gives any assurance that the assumptions that underpin the Information are correct or that the projections and estimates contained in this Annex will reflect actual results of operations and cash flows. No representation is made or intended to be made with respect to the likely existence of any particular future set of facts or circumstances. No reliance should be placed on the Information or any part of it and it is not intended to persuade or incite anyone to engage in investment activity. Neither plc nor Corp will be publishing any updates in relation to any part of the Information.

plc and Corp are providing the following statement by way of general caution and in order to utilise the "Safe Harbor" provision of the US Private Securities Litigation Reform Act of 1995. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risk and uncertainties and can be affected by other factors which are beyond the control of plc and its subsidiaries, including Corp, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance and achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at Marconi's or its strategic suppliers' key facilities; changes in tax, environmental and other laws and regulations, which, among other things, could cause Marconi to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for Marconi's products. These factors and other factors that could affect these forward-looking statements are described in plc and Corp's Form 20-F report and Form 6-K reports filed with the US Securities and Exchange Commission. plc and Corp disclaim any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Illustrative Fiscal 2005 Analysis

Marconi's Sensitised Business Plan, as published on 29 August 2002 and 16 December 2002, has been refined as part of the Group's ongoing forecasting process. As described in the 29 August 2002 announcement and the Q2 trading update announcement of 22 October 2002, the Group's Sensitised Business Plan was based on the Group's Business Plan forecasts prepared in April 2002, to which a set of sensitivities were applied to reflect the scenario of more difficult market conditions and, in particular, a delay in market recovery beyond the end of 2003 as assumed in the Business Plan.





The market for telecommunications equipment and services remains difficult During the first three quarters of the current financial year the annualised rate of Core sales has declined by around 10 per cent from approximately GBP2 billion in the first quarter to approximately GBP1.8 billion in the third quarter.

Corp and plc do not expect that the Group will benefit from a seasonal uplift in Core sales during the fourth quarter of the current financial year compared to the level recorded in the third quarter (GBP456 million), contrary to the seasonal pattern of customer demand in previous years.

Furthermore, Corp and plc believe that market volumes are likely to contract further during the next financial year and do not expect to benefit from significant market share gains. As a result, the Group believes that Core sales could decline by a further 5 per cent during the next financial year compared to the annualised third quarter trading levels (GBP1.8 billion).

In December 2002, the Group outlined its Core operating model and confirmed its targets to achieve a gross margin run-rate in the range of 24 to 27 per cent of Core sales and an operating expenditure run-rate in the range of 21 to 24 per cent of Core sales during the next financial year ending 31 March 2004. The Group now believes that it will be able to reduce the Core operating cost base to an annual run rate below GBP450 million during the next financial year and thereby reduce its estimated breakeven level of sales to below GBP1.7 billion.

The numbers in the illustrative analysis for fiscal 2005 have been reduced from the numbers presented in the Sensitised Business Plan published on 29 August 2002 and the updates provided in the 16 December 2002 announcement. These reductions reflect the difficulty in forecasting a market recovery and the additional cost saving measures that the Group has taken. Although it is difficult to predict the timing of a market upturn, the measures taken by Marconi should position the Group well to benefit from any increase in demand, both financially and operationally.

(GBP millions)
Year-ended 31 March                                               '05

Sales
Rest of World                                                   1,305
US Business                                                       510
                                                          -----------
Total Sales                                                     1,815

Gross Profit
Rest of World                                                     365
US Business                                                       178
                                                          -----------
Gross Profit                                                      543

EBITDA
Rest of World                                                     104
US Business                                                        64
                                                          -----------
Total EBITDA                                                      168






Cash to be Retained by the Group Immediately Following the Restructuring

As stated above, Marconi expects the Restructuring to be completed by no later than 31 May 2003. The tables below show projected financial information for the Group as at that date.

Since the 16 December 2003 announcement, the Group has refined the projected cash it will need to retain after the Restructuring for the purposes of working capital, funding to breakeven and other restricted cash requirements. The expected cash balance retained has been reduced from GBP724 million to GBP602 million primarily as a result of the removal of the ESOP escrow.

The estimated cash balances as at 31 May 2003, assuming the Corp Scheme becomes effective on that date, are as follows:

(GBP millions)
Projected net cash outflows to breakeven
  (including net interest payable) (note 1)                                  96
Global working capital (note 2)                                             112
Cash in transit (note 3)                                                     30
Working capital retained for Core business (note 4)                         197
Cash collateralisation of performance bonds (note 5)                        167
                                                                       --------
                                                                            602


Note 1: Net Cash Outflows to Breakeven

Cash retained by the Group to fund the business to its estimated breakeven point. This figure includes gross interest payable on the Senior Notes of GBP36 million per annum and assumes that interest payable on the Junior Notes is paid in kind. Gross cash outflows are shown net of proceeds (GBP27 million) forecast to be received after 31 May 2003 from certain identified asset disposals in the period to breakeven.

Note 2: Global Working Capital

It is estimated that approximately GBP112 million of cash is generally held at subsidiary levels and within joint ventures within the business as working capital for the worldwide operations of the Group.

Note 3: Cash in Transit

Normally, and hence also upon Restructuring, it is estimated that approximately GBP30 million of cash will be in transit and therefore not available for distribution.

Note 4: Working Capital Retained for Core Business

GBP197 million of cash will be retained for the working capital needs of the Core business. Working capital requirements include the funding of normal working capital swings which are the result of timing differences between receipts and payments, additional provisions for known and unknown contingent liabilities, as well as trading sensitivities to meet working capital requirements Marconi Communications, Inc. expects to enter into a US working capital facility. in an amount totalling approximately USD22.5 million (approximately GBP14 million).



Note 5: Cash Collateralisation of Performance Bonds

During the period prior to the Restructuring, certain new performance bonding agreements entered into by Marconi have been structured on a cash collateralised basis. It is not anticipated that this cash will initially be available for distribution. In addition, a number of the Group's performance bond arrangements carry rights for the issuer to call for cash collateral, either unconditionally or upon the occurrence of certain events. The GBP167 million of cash retained with respect to performance bonds includes GBP42 million to be held in escrow to fund potential calls for collateral under these bonds. A further maximum of GBP25 million of cash released from performance bonds may be required under the new Performance Bonding Facility prior to being used to mandatorily redeem the Junior Notes.



                                    ANNEX D

                  EMPLOYEE INCENTIVE PLANS POST RESTRUCTURING

Conditionally on the later of the First Initial Distribution under the Corp Scheme being initiated and the Effective Date (the "Plans Start Date"), Corp will adopt a share option plan for top executives known as the Corp Senior Management Share Option Plan (the ''Management Plan'') and a broadly based employee share option plan known as the Corp Employee Share Option Plan (the ''Employee Plan''). The Plans are summarised below.

The Corp Senior Management Share Option Plan

Administration

The Management Plan will be administered by the remuneration committee of Corp in accordance with the terms set out below.

The rules of the Management Plan can be amended at any time by the Board, provided that no amendment to the Management Plan can be made without the prior approval of Corp in a general meeting of shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of Corp Shares available for issue under the Management Plan, the basis for determining a participant's entitlement to Corp Shares and any adjustment in the event of a variation in the share capital of Corp. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to the outstanding options.

Eligibility

Participation in the Management Plan is open to those employees and executive directors of Corp or any of its Subsidiaries selected by the remuneration committee. The remuneration committee intends to grant options under the Management Plan to up to 60 senior executives. Employees within two years of their normal retirement date may not participate in the Management Plan.



Option exercise price

Options granted under the Management Plan will be exercisable for a nominal payment, the amount of which will be determined by the remuneration committee. It is currently envisaged that the total amount payable on the exercise of an option, whether in whole or in part will be GBP1 per exercise irrespective of the number of New Shares the subject of an option exercise.

Individual limit on participation

There is no limit under the Management Plan on the aggregate maximum value of options which may be granted to a participant in any year or over the life of the Management Plan.

Overall limits on the issue of new Corp Shares

The number of unissued shares that may be committed to be issued under the Management Plan is limited to 9 per cent. of the issued share capital of Corp immediately following the Plans Start Date. Corp Shares over which options have lapsed or been surrendered will not be included in calculating this limit.





Exercise of Options

Options granted under the Management Plan will only become exercisable (vest) to the extent that the performance targets set out below have been satisfied. While the performance targets for the initial grant of options will be the same, two vesting schedules will apply; one schedule applicable to participants who have released their rights under the Group's existing Retention and Emergence Plan (the "R&E Plan") and the other schedule applicable to participants who did not have any rights under the R&E Plan. For subsequent grants, for example, to new employees or as a result of promotions or expanded roles and responsibilities, the remuneration committee will set performance targets which are appropriate in the circumstances and at least as challenging as those for the initial grant.



                                                                 Percentage of shares subject
                                                                to option that vest (per cent.)
Tranche        Condition                             Participants who released      Other Participants
                                                                R&E
                                                            Plan Rights*

1.             Repayment of 30 per cent. of the                  20                         10
               Junior Notes within 24 months after
               the Plans Start Date. No vesting
               before 12 months after the Plans
               Start Date.

2.             Repayment of 50 per cent. of the                  10                         10
               Junior Notes within 27 months after
               the Plans Start Date. No vesting
               before 15 months after the Plans
               Start Date.

3.             Repayment of 100 per cent. of the                 20                         20
               Junior Notes within 30 months after
               the Plans Start Date. No vesting
               before 18 months after the Plans
               Start Date.

4.             Corp achieving a market                             20                         30
               capitalisation of GBP1 billion and
               repayment of 100 per cent. of the
               Junior Notes within 39 months after
               the Plans Start Date. No vesting
               before 27 months after the Plans
               Start Date.

5.             Corp achieving a market                (within 51 months of the   (within 51 months of the
               capitalisation of GBP1.5 billion and      Plans Start Date)          Plans Start Date)
               repayment of 100 per cent. of the
               Junior Notes within 63 months after               30                         30
               the Plans Start Date. No vesting
               before 39 months after the Plans      (between 51 months and 63  (between 51 months and 63
               Start Date                            months of the Plans Start  months of the Plans Start
                                                               Date)                      Date)

                                                                 20                         20



* Participants in the R&E Plan will be required to waive the final payment under the R&E Plan in order to participate in the Management Plan.



If the Junior Notes are refinanced (rather than repaid), the conditions set out above will apply to the aggregate debt, relating to what were the Junior Notes, following the refinancing.



In relation to tranches 4 and 5, the market capitalisation of Corp will be measured using its daily volume weighted average share price determined from prices quoted on the principal exchange on which Corp's Shares are listed and the number of Corp Shares outstanding immediately following the Plans Start Date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price when multiplied by the number of Corp Shares in issue on the Plans Start Date exceeds the relevant target market capitalisation, the applicable condition will have been satisfied.



Takeover, reconstruction or winding-up

If any person obtains control of Corp as a result of making an offer to acquire the whole of the issued share capital of Corp (or, having such control, makes a general offer to acquire all the shares other than those already owned by that person) the first grant of options under the Management Plan will become exercisable to the extent that the financial performance conditions have been satisfied immediately prior to a change of control. A proportion (but no more than all) of the remainder of any Corp Shares which are the subject of outstanding options under the initial grant will vest and become exercisable according to the following formula:



                                                   market capitalisation on change of control

                                         (as evidenced using the value of the consideration paid by the acquirer

                                     and the number of Corp Shares in issue immediately following the Plans
                                                                  Start Date)
remainder of Corp Shares the       X          _________________________________________
subject of outstanding options
                                                                 GBP1.5 billion




The formula above assumes that a change of control occurs 63 months after the Plans Start Date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the GBP1.5 billion figure will be reduced by GBP25m for each complete quarter between the change of control and the date which is 63 months after the Plans Start Date.

Participants will have six months within which to exercise their options to the extent exercisable following the change of control (or general offer); thereafter, the options will lapse. The remuneration committee will determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire Corp Shares under sections 428 to 430F of the Companies Act 1985, a participant may exercise his options to the extent exercisable as referred to above during the period that person remains so bound or entitled; thereafter, they will lapse.

Participants may, in certain circumstances, be given the opportunity to exchange their options for options over shares in an acquiring company.


Participants in the United States

For participants in the United States, the Management Plan will be structured as a conditional right to receive Corp Shares or ADRs. No price is payable on vesting. Awards will not vest during a close / prohibited period. Awards will be subject to the same performance conditions and other terms set out above.

General

Participation in the Management Plan is not pensionable. No option can be granted under the Management Plan more than five years after the Plans Start Date.

The following options are expected to be granted to the Directors under the Management Plan:

Name of Director                Number of Corp Shares to be
                                               under option

John Devaney                                      3,000,000

Michael John Parton                              17,500,000

Michael Donovan                                  10,000,000

The above shares will vest in five tranches based on performance related criteria as described overleaf.

Summary of the Corp Employee Share Option Plan

Administration

The Employee Plan will be administered by the remuneration committee of Corp in accordance with the terms set out below.

Eligibility

Participation in the Employee Plan is open to those employees and executive directors of Corp or any of its Subsidiaries selected by the remuneration committee. Employees within two years of their normal retirement date may not participate in the Employee Plan. Employees who participate in the Management Plan cannot participate in the Employee Plan.

Grant of options

Inland Revenue approved options (''Approved Options'') and non-Inland Revenue approved options (''Unapproved Options'') may be granted under the Employee Plan.



Option exercise price

The exercise price of options will be determined by the remuneration committee but will not be less than the middle market quotation of a Corp share as derived from the London Stock Exchange Daily Official List on a date (or dates in the case of an average quotation) not more than 30 days prior to the date of grant of the option (or such other period as the Inland Revenue may agree in relation to Approved Options). The initial grant of options under the Employee Plan will not take place until 30 business days after Listing of the New Shares. The exercise price for such initial grant shall be the average middle market quotation of a Corp Share for the five business days immediately prior to the date of grant.

Where an option is to subscribe for Corp Shares, the exercise price will not be less than the nominal value of a Corp Share.

Individual Limit on participation

There is no limit under the Employee Plan on the aggregate maximum value of options which may be granted to a participant in any year or in the life of the Employee Plan (subject, in the case of Approved Options, to the statutory limit).

Overall limit on the issue of new Corp Shares

The number of unissued shares that may be committed to be issued under the Employee Plan is limited to 5 per cent. of the issued share capital of Corp immediately following the Plans Start Date. This 5 per cent. limit will only be available for use on the following basis:(i) 3 per cent. in the first 12 months following Listing of the New Shares; (ii) 1 per cent. in the second 12 months following Listing of the New Shares; and (iii) 1 per cent. in the third 12 months following Listing of the New Shares. Any unused part of this limit may be utilised in subsequent years during the life of the Employee Plan. Corp Shares over which options have lapsed or been surrendered will not be included in calculating this limit.

Exercise of Options

Options granted under the Employee Plan will only become exercisable to the extent that the performance targets to which they are subject have been satisfied. The performance targets for the first grant of options are set out below. For subsequent grants, the remuneration committee will set performance targets which are appropriate in the circumstances and at least as challenging as those for the initial grant.


Performance targets


Tranche        Condition                                                           Percentage of shares
                                                                                 subject to option that
                                                                                       vest (per cent.)

1.             Repayment of 30 per cent. of the Junior Notes within 24 months            10
               after the Plans Start Date. No vesting before 12 months after the Plans Start Date.

2.             Repayment of 50 per cent. of the Junior Notes within 27 months            10
               after the Plans Start Date. No vesting before 15 months after the Plans Start Date.

3.             Repayment of 100 per cent. of the Junior Notes within 30                  20
               months after the Plans Start Date. No vesting before 18 months after the Plans Start Date.

4.             Corp achieving a market capitalisation of GBP1 billion and                30
               repayment of 100 per cent. of the Junior Notes within 39
               months after the Plans Start Date. No vesting before 27 months after the Plans Start Date.

5.             Corp achieving a market capitalisation of GBP1.5 billion and   (within 51 months of the
               repayment of 100 per cent. of the Junior Notes within 63           Plans Start Date)
               months after the Plans Start Date. No vesting before 39 months
               after the Plans Start Date                                                30

                                                                              (between 51 months and 63
                                                                              months of the Plans Start
                                                                                        Date)

                                                                                         20


If the Junior Notes are refinanced (rather than repaid) the conditions set out above will apply to the aggregate debt, relating to what were the Junior Notes, following the refinancing.





In relation to tranches 4 and 5, the market capitalisation of Corp will be measured using its daily volume weighted average share price determined from prices quoted on the principal exchange on which Corp's Shares are listed and the number of Corp Shares outstanding immediately following the Plans Start Date. In order to determine if the relevant condition is satisfied, the daily volume weighted average share price will be obtained for each day of a rolling 90 day period and the average price over that 90 day period will be determined. If that average price when multiplied by the number of Corp Shares in issue on the Plans Start Date exceeds the relevant target market capitalisation, the applicable condition will have been satisfied.

Takeover, reconstruction or winding-up

If any person obtains control of Corp as a result of making an offer to acquire the whole of the issued share capital of Corp (or, having such control, makes a general offer to acquire all the shares other than those already owned by that person) the first grant of options under the Employee Plan will become exercisable to the extent that the financial performance conditions have been satisfied immediately prior to a change of control. A proportion (but no more than all) of the remainder of any Corp Shares which are the subject of outstanding options will vest and become exercisable according to the following formula:


                                                   market capitalisation on change of control

                                         (as evidenced using the value of the consideration paid by the acquirer

                                     and the number of Corp Shares in issue immediately following the Plans
                                                                  Start Date)
remainder of Corp Shares the      X             _________________________________________
subject of outstanding options
                                                                 GBP1.5 billion



The formula above assumes that a change of control occurs 63 months after the Plans Start Date. If a change of control occurs sooner, to reflect the benefit to shareholders of the early release of funds, the GBP1.5 billion figure will be reduced by GBP25m for each complete quarter between the change of control and the date which is 63 months after the Plans Start Date.

Participants will have six months within which to exercise their options to the extent exercisable, following the change of control (or general offer); thereafter, the options will lapse. The remuneration committee will determine the extent to which any subsequent options will vest in the event of a takeover, having regard to the performance targets to which those options are subject. If a person becomes bound or entitled to give notice to acquire Corp Shares under sections 428 to 430F of the Act, a Participant may exercise his options to the extent exercisable as referred to above during the period when that person remains so bound or entitled; thereafter, they will lapse.

Participants may, in certain circumstances, be given the opportunity to exchange their options for options over shares in an acquiring company.


Amending the Employee Plan

The rules of the Employee Plan can be amended at any time by the Board, provided that no amendment to the Employee Plan can be made without the prior approval of Corp in a general meeting of shareholders if the amendment relates to the provisions in the rules relating to eligibility, limits on the number of Corp Shares available for issue under the Employee Plan, the basis for determining a participant's entitlement to Corp Shares and any adjustment in the event of a variation in the share capital of Corp. In addition, no amendment that would materially prejudice the interests of existing participants may be made without the prior consent of participants holding three-quarters of the aggregate number of shares subject to outstanding options. For these purposes, the interests of the holders of Approved Options and Unapproved Options are separate.

Participants in the United States

For participants in the United States, the Employee Plan will be structured as a qualifying incentive stock option plan and a non-qualifying stock option plan over Corp Shares or ADRs. Options will be granted on the same terms and will be subject to the same performance conditions as described above, save any changes necessary to take account of United States legislation.

General

Participation in the Management Plan is not pensionable. No options can be granted under the Employee Plan more than five years after the Plans Start Date. Approved Options will be granted subject to the relevant provisions of ICTA 1988 (or any replacement legislation).



                                    ANNEX E

                              INSOLVENCY ANALYSIS



IMPORTANT NOTE: All figures, numbers and percentages that appear in this Annex are subject to change and will only be finalised as at the record date of the Schemes



1.1     Purpose of the insolvency analysis


        The purpose of this Annex is to assist Scheme Creditors of either Corp and/or plc in determining whether to accept the proposals set out in the Draft Explanatory Statement. The insolvency analysis sets out a comparison between the position that would be likely to face Scheme Creditors if plc and Corp were to go into administration as at 30 April 2003 and the position under the proposed Schemes, to enable Scheme Creditors to decide whether to vote in favour of the proposed Schemes.

        Each Scheme Creditor must make up its own mind whether the Relevant Scheme operates to its benefit. Each Scheme Creditor should, in particular, consider whether the certain and immediate payment (in the form of cash, notes and equity) that it might receive under the Relevant Scheme would be better than a dividend arising from an administration or liquidation of plc or Corp.

        Scheme Creditors are invited to read carefully the significant limitations and uncertainties set out in section 1.5 below.

1.2     Why vote for the Schemes?


        If the Restructuring is not approved, the nature of the Group's financial position is such that Corp and plc would have no reasonable prospect of avoiding insolvency proceedings. Corp and plc strongly believe that, given the Group's financial position, the proposed Restructuring is in the best interests of all stakeholders, including Scheme Creditors and plc Shareholders.

        A key benefit of the Schemes is to avoid the serious and inevitable uncertainty and delay which would arise in insolvency proceedings for both unsecured creditors and secured creditors (assuming the interim security has not been released).

        Corp and plc believe that the Schemes are more beneficial to Scheme Creditors than an insolvency proceeding or enforcement of security and should result in a better return, greater certainty and an immediate day one distribution to Scheme Creditors. None of these benefits would be possible under the insolvency alternatives.

1.3     What happens if the Schemes are approved and become effective?


        If the Schemes are approved and become effective, each Scheme Creditor that participates in the First Initial Distribution will be entitled to receive for each GBP1,000,000 of Admitted Scheme Claim, an Initial Distribution of cash, New Notes and New Shares of approximately the amounts set out in Table 1 below:


                        Table 1 -      Illustrative First Initial Distribution
                        for each GBP1,000,000 of Admitted Scheme Claim


                          Corp                           plc                       Corp and plc
                     GBP equivalent in   Estimated   GBP equivalent in   Estimated     Illustrative
                        aggregate     % recovery      aggregate     % recovery       aggregate
                        principal                     principal                     estimated %
                         amount/                       amount/                     recovery for
                      number of New                 number of New                 Admitted Scheme
                         Shares                        Shares                    Creditors of both
                                                                                   Corp and plc
Cash                   GBP65,017.00       (6.50%)       GBP9,528.00       (0.95%)         (7.45%)
Senior Notes           GBP86,115.00       (8.61%)      GBP14,665.00       (1.47%)        (10.08%)
(at par)
Junior Notes           GBP58,182.00       (5.82%)       GBP9,908.00       (0.99%)         (6.81%)
(at par)
Number of New            190,411      See Table 2      32,426       See Table 2     See Table 2
Shares



        Note: These amounts and percentages are subject to change and only will be finalised as at the record date of the Schemes.

        For the purpose of the above calculation, Known Claims that are denominated in a currency other than sterling and the Junior Notes that will be issued by reference to a US dollar amount have been converted at the Voting Rate. The final calculations will be made at the Scheme Rate (which will be set five Business Days before the Effective Date).

        Cash

        The cash element of the distribution will be increased by the net proceeds of any asset disposals, other than up to GBP82 million of excluded asset disposal proceeds, received before 1 May 2003. The aggregate principal amount of the Junior Notes will be decreased by 10/ 11ths of the US dollar equivalent of the amount by which the cash element is increased.

        New Notes

        The Senior Notes will bear interest from their issue date at a per annum rate of 8 per cent. payable quarterly in cash on each 15 January, 15 April, 15 July and 15 October, commencing 15 July 2003. The Junior Notes will bear interest from their issue date at a per annum rate of 10 per cent payable quarterly in cash or, at Corp's option, at a per annum rate of 12 per cent. payable quarterly in kind (by issuing additional Junior Notes to the holders of Junior Notes) on each 31 January, 30 April, 31 July and 31 October commencing 31 July 2003. On the first interest payment date for the New Notes, Corp will pay, in addition to accrued interest on the outstanding principal amount of the New Notes, an amount per New Note equal to the amount of interest that would have been accrued on New Notes if the New Notes had been outstanding for the period from 1 May 2003 to the issue date of the New Notes.

        All of the outstanding New Notes may be redeemed at Corp's option in whole, but not in part, at any time at a redemption price in cash equal to the greater of (i) 110 per cent, and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the Senior Notes and Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

        The New Notes are subject to mandatory early redemption in certain circumstances. The New Notes must be redeemed prior to their stated maturity in whole or in part using the proceeds from the Mandatory Redemption Escrow Account, which is an escrow account to be established for redemption of the New Notes into which Corp will be required to deposit from time to time:

                (a) releases to, or upon the order or instructions of, Corp or its subsidiaries of certain cash collateral or security for performance bonding (as described in more detail in Part D.4); and

                (b) all net proceeds of non-exempt asset sales received on or after 1 May 2003, other than up to GBP82 million of net proceeds from disposals of certain specified assets.

        Corp will apply amounts in the Mandatory Redemption Escrow Account to redeem first the Junior Notes and then, under certain circumstances, the Senior Notes, in each case at a redemption price in cash of 110 per cent. of par plus accrued and unpaid interest.

        In addition, in the event of either a Change of Control of Corp or the merger, consolidation or sale of all or substantially all the assets of Corp and its subsidiaries, taken as a whole, all of the New Notes must be redeemed in whole, but not in part, at a redemption price in cash equal to the greater of (i) 110 per cent., and (ii) a make-whole amount equal to the sum of the present values of remaining scheduled payments of principal and interest, using a discount rate that is 50 basis points above the yield on US treasuries of similar maturity to the Senior Notes and Junior Notes, as applicable, plus, in each case, accrued and unpaid interest.

        Corp believes that interest and redemption (optional and mandatory) payments will be met in full and on time. Corp intends to redeem the New Notes as quickly as possible.

        The value of the New Notes referred to above are shown at nominal (face) value for illustrative purposes and should not be taken as a guide to what market values may be achieved once the Schemes becomes effective.

        New Shares

        There is currently no public trading market for the New Shares. In addition, there can be no assurance as to the development or liquidity of any market for the New Shares.

        In light of the risks referred to above it is not possible for Corp or plc to assign a value to the New Shares referred to in Table 1 above. Scheme Creditors will therefore need to determine for themselves, based on the information set out in the Draft Explanatory Statement and other publicly available information, the value to be ascribed to the New Shares. The following table is provided to assist Scheme Creditors to convert the value they ascribe to the New Shares into a recovery percentage based on the number of New Shares received for each GBP1,000,000 of Admitted Scheme Claim (refer to Table 1). Table 2 (which should not be construed as a valuation) is provided for illustrative purposes only.

                        Table 2 -      Illustrative percentage recovery for
                        every GBP1,000,000 of Admitted Scheme Claim based on a range of notional equity values


                                   Corp                      Plc                   Corp and plc
  Illustrative equity                                                        Illustrative aggregate
 values ascribed to the                                 32,426 New Shares      estimated % recovery for
       New Shares            190,411 New Shares                               Admitted Scheme Creditors
                             (see Table 1)              (see Table 1)          of both Corp and plc

GBP100m                               1.9%                      0.3%                       2.2%
GBP200m                               3.8%                      0.6%                       4.4%
GBP300m                               5.7%                      1.0%                       6.7%
GBP400m                               7.7%                      1.3%                       9.0%
GBP500m                               9.6%                      1.6%                      11.2%




Note: These amounts, numbers of new shares and percentages are subject to change and only will be finalised as at the record date of the Schemes.

1.4     What are the alternatives?


        If neither Scheme becomes effective, or both are terminated before the First Initial Distribution, the nature of the Group's financial position is such that Corp and plc would have no reasonable prospect of avoiding insolvency proceedings. If the Corp Scheme became effective but the plc Scheme did not become effective, then plc would inevitably have to enter some form of insolvency proceeding. If this occurred, Admitted Scheme Claims in the Corp Scheme would still receive their pro rata portion of the Restructuring Consideration.

        The UK insolvency proceeding alternatives to the Restructuring are as follows:

        (a)     liquidation; or

        (b)     administration.

        Of the two insolvency procedure alternatives, Corp and plc believe that a more advantageous realisation of Corp and plc's assets would be effected on an administration rather than on a liquidation. Accordingly, the insolvency analysis discussed in this Annex does not specifically consider the possible returns that might be realised on a liquidation of either plc or Corp.

        An administrator is appointed by order of the court, which must be satisfied by evidence that the statutory grounds for an appointment exist. The administrator will take charge of the company's affairs, business and property during the period for which the administration order is in force. The administrator displaces the company's board of directors from the management function and has the power to remove or appoint directors.

        The presentation of a petition for an administration order imposes an automatic moratorium on creditor action. Accordingly, except with the leave of the court or the consent of the administrator, no steps may be taken to enforce security or repossess goods and no other proceedings may be commenced or continued against the company.

        In arriving at the conclusion that the Schemes are to be preferred to insolvency proceedings, and that administration would be more advantageous than liquidation, Corp and plc took into account the fact that certain causes of action are available to an administrator or a liquidator which are not available under a scheme of arrangement alone. In particular, a liquidator or administrator may be able to recover monies for the benefit of the company where it has given any voidable preference or been party to a transaction at an undervalue, and a liquidator (but not an administrator) may be able to do so where there has been wrongful or fraudulent trading in respect of which its past or present directors or others may be liable to contribute to its assets. Neither Corp nor plc is aware of any circumstances which might give rise to a claim of this nature. As between administration and liquidation, Corp and plc believe that the possibility of a claim existing which is not available to an administrator is outweighed by the more advantageous realisations expected from an administration. As between the Schemes and insolvency proceedings, Corp and plc believe that the possibility of such claims being available in insolvency proceedings is outweighed by the problems, uncertainties and delays which would be involved in an administration, which are discussed below.

        In relation to administration, there are two options available in relation to Corp (although in practice an administrator might choose to pursue some combination of the two):

       (a) a "trading administration" - whereby the administrator would continue to fund the Group with a view to achieving a going concern sale of the businesses; or


       (b) a "liquidating administration" - whereby the administrator would not fund the Group but instead would seek to sell Corp's assets on a break up or forced sale basis.


        As plc is not a trading company, the only insolvency option in relation to plc would be a "liquidating administration" or a liquidation.

        1.5 Caveats, limitations and uncertainties of the insolvency analysis

        The insolvency analysis represents an illustrative estimate of insolvency values and recovery percentages based upon hypothetical insolvency proceedings as at 30 April 2003 whereby assets are converted into cash. The insolvency analysis is based on 31 December 2002 balance sheets, with the exception of cash in respect of Corp, where projected balances as at 30 April 2003 have been used. Certain deposits are denominated in foreign currencies and will be subject to foreign exchange fluctuations.

        In so far as insolvency might be an event that occurs in the future, the ultimate return to creditors will be determined by a series of complex circumstances relevant at the time of the insolvency. There may be unforeseen events, changes in economic conditions, and many other potential variations that could impact upon and change this analysis.

        Plc and Corp have prepared the insolvency analysis on the basis of certain assumptions which they believe are reasonable in the circumstances. However, the assumptions are subject to significant uncertainties which are beyond anyone's control, and unanticipated events and circumstances might materially affect the anticipated results.

        Furthermore, given the complex international and multi-jurisdictional nature of the Group and the specialised nature of its businesses, together with the substantial interdependency of many of the Group's subsidiaries and the complex intercompany position (which is further explained in Section 1.6 below), estimating an illustrative insolvency recovery is an extremely difficult task. Any insolvency of a group as large as the Group will inevitably be a lengthy process and there is a serious risk (due to the international nature of a significant proportion of the Group and its assets) that Corp and plc would become subject to ancillary proceedings in other jurisdictions, which would increase the cost, uncertainty and delay associated with any such procedures and might reduce ultimate realisations. Unsecured creditors would not normally expect to receive their full entitlement until all assets had been realised, and all liabilities finally determined.

        Neither the assumptions nor the numbers generated in this comparison have been audited. While the insolvency values are presented with some specificity (albeit within a range), the actual results achieved would in all likelihood vary, and could vary in ways that may be material. Accordingly, there can be no assurance that the assumptions employed in determining the insolvency value of the assets will result in accurate estimations of such insolvency values. Similarly, the ability to channel proceeds through a large number of other entities, many of which are offshore and could be subject to their own individual insolvency proceedings and applicable laws, cannot be estimated with any high degree of certainty.

        The wide range of insolvency outcomes set out below reflect the following major uncertainties:

       (a) the telecommunications market continues to be significantly depressed, therefore there may be a shortage of suitable purchasers of Group companies, businesses or assets;


       (b) complex inter-company claims would only return a dividend to Corp and plc in an insolvency after significant delays and uncertainties relating to insolvency proceedings, many of which would take place outside the United Kingdom;


       (c) as a result of the complex structure of the Group, and the fact that the Group is run on business lines as opposed to entity lines, substantial difficulties may be perceived by prospective purchasers in satisfying their legal and due diligence requirements;

       (d) there is a serious risk of a significant decline in the operating companies' trading prospects in an insolvency scenario. In particular, there would potentially be a serious loss of value as a result of customer and supplier actions, as well as loss of key employees;

       (e) since March 2002 few credible, motivated and well financed purchasers of Group companies, businesses or assets have emerged;


       (f) lengthy litigation may be required to resolve certain claims before an insolvency practitioner would be prepared or able to declare a dividend in an insolvency;

       (g) in the secured insolvency scenario, there is a possibility of a legal challenge in relation to the interim security; and

       (h) disputes as to the priority of major intercompany and external claims against Corp and plc will inevitably add to uncertainty and delay.


        As further explained in section 1.8, unless previously released certain creditors will have the benefit of interim security over cash in Lockbox Accounts. Notwithstanding such security, plc and Corp believe that due to the complex nature of the Group and the likelihood of ancillary proceedings in other jurisdictions, there could be a considerable delay before any distribution could be made to secured creditors.

        Neither, Corp, plc, the Directors nor their advisers make any representation or warranty that the actual results would or would not approximate to the assumptions contained herein.

        Nothing in this Annex constitutes a valuation. Where present values for different scenarios are shown they are provided for illustrative purposes only and are subject to the assumptions set out in this Annex.

1.6     Liquidating administration analysis


        Under UK insolvency proceedings the liquidation of a company generally consists of the cessation of business, the identification and collection of assets and the sale of the company's assets by an insolvency practitioner, with subsequent distribution of the net proceeds to creditors in accordance with statutory priorities. Generally speaking, the position is the same in a so-called liquidating administration.

        Normally, in a liquidating administration sale values would be realised on a break up or forced sale basis. In a situation such as this it may be possible for an insolvency practitioner to achieve greater realisations based on the dependency of certain customers on the relevant company's products, and their willingness to pay, at least in the short term, to avoid disruption to their business. However, it is not possible to estimate the effect of this, and it may be the case that an administrator, as an officer of the court, may be restricted in what he can or cannot do to realise the assets. In addition, the Group's primary point of leverage in this situation would be the know-how invested in its staff. In the event of an insolvency, key people within the Group may not be prepared to remain with the Group other than in the short term.

        The proceeds from the insolvency asset sales and recoveries would be first applied to satisfy the claims of secured creditors (assuming the interim security has not been released) and the costs and expenses of winding up the company (such as the fees for the insolvency practitioner, and of lawyers and other professionals including financial advisors and accountants retained by the insolvency practitioner, asset disposal expenses, litigation costs, and claims arising from the wind-down of operations of the companies' business).

        The liquidating administration analysis has been prepared assuming that Corp's and plc's assets, including the assets of their subsidiaries, are liquidated as at 30 April 2003. This analysis is based on the unaudited book values as at 31 December 2002 and projected cash balance as at 30 April 2003. Corp and plc are not aware of any events subsequent to 31 December 2002 which would materially alter the unaudited book numbers. The analysis represents an illustrative estimate of the hypothetical proceeds from the sale of assets based on the application of certain realisation percentages to the various categories of assets held by the Group's major subsidiaries. These are discussed further below.

        The assets of plc are primarily comprised of its entitlement to intercompany receivables and dividends from subsidiaries. The asset of Corp primarily comprise cash under its control and its entitlement to intercompany receivables and dividends from subsidiaries.

        Factors considered in the liquidating administration analysis include the following:

        Cash and equivalents

            Cash and equivalents consists of cash in banks or operating accounts and liquid investments with maturities of three months or less and are assumed to be fully recoverable. Various cash balances which are secured or otherwise encumbered have not been included in the analysis. Some of these encumbered cash balances may be released over time, but the quantum cannot be known with certainty at this time. The balances in respect of Corp are based on projected book values of cash and cash equivalents as at 30 April 2003. Some of the deposits are denominated in foreign currencies and will be subject to foreign exchange fluctuations.

        Investments

            This comprises the value of the Group's long term investments in certain listed and unlisted securities, discounted in certain cases to reflect possible lack of liquidity.

        Accounts receivable

            Accounts receivable consists mostly of outstanding frame contract debt and accrued sales. The recovery of accounts receivable is based on management's estimate of collection, given such factors as that certain of the receivables are due from customers which are themselves in financial distress or undergoing liquidation, the ageing and historical collection patterns of the receivables, the status of work-in-process orders, advances received from customers, and the likelihood of set-off or counter claim in relation to interrupted contracts.

            In a liquidating administration, it is highly unlikely that accounts receivable will be fully collectable. Potential recoveries are very likely to be subject to substantial warranty/counter claims and therefore their timely receipt cannot be certain.

            For the purpose of this analysis, the recovery of accounts receivable from net external debtors has been assumed to fall within the range 10 per cent. to 30 per cent. of book value.

        Inventory

            Inventory comprises finished goods/goods shipped but not invoiced and work in progress ("WIP"). Many finished goods are specialist products and many are bespoke to individual contracts and would have little market value in a liquidating administration. Corp considers the sale value of stock held in WIP, for incomplete contracts, will not be substantial. This balance is also likely to comprise obsolete, or unsaleable stock or stock held as spares for current contracts.

            For the purposes of the insolvency analysis, Corp estimates the net amount recoverable from the sale of inventory is unlikely to exceed 5 per cent. of book value.

        Property, Plant and Equipment

            Property, plant, and equipment includes freehold and leasehold property, fixtures and fittings, leasehold improvements, computer equipment, motor vehicles, and network assets. The majority of the value in property, plant and equipment resides in the Marconi office premises in Germany, USA, Italy and the UK.

            For the purposes of the liquidating administration analysis, Corp estimates the overall net amount recoverable from tangible fixed assets (including taking account of the current market value of freehold property), will fall within the range 10 per cent. to 20 per cent. of net book value.

        Intangibles

            Corp believes that the source codes of the Group's network software could have value to major customers and competitors in a going concern sale. However, significant negotiation would be required between the insolvency practitioner and the purchaser to settle warranty and/or counter-indemnity claims, business interruption claims, accounts receivable balances and related inventory balances before any value would be realised. It is not possible to estimate accurately the time it would take to resolve these issues.

            In a liquidating administration there would be little time for negotiation. Accordingly, while Corp's and plc's trade names and other intangible assets may have some value, no liquidation value has been assumed in the liquidating administration analysis. In any case, Corp does not believe that any value ultimately realised from intangibles would materially affect the dividend received from a liquidating administration.



        Dilution

            One of the primary disadvantages of insolvency is the serious uncertainty and delay which would arise in insolvency proceedings. This uncertainty and delay is difficult to analyse accurately in a group of the size and complexity of the Group, but would materially decrease any return to Scheme Creditors in an insolvency proceeding.

            On the basis that Corp and plc were to go into an insolvency procedure, it is assumed that absent financial support from the rest of the Group, the majority of the United Kingdom and foreign Subsidiaries would go into some form of local law insolvency procedure. There are substantial intercompany claims against Corp and plc. These intercompany claims would likely rank pari passu with unsecured trade and financial creditors of Corp and plc. Assuming pari passu distribution on an insolvency, a large percentage of any cash distribution made by an insolvency practitioner would have to be made to related Group companies, many of whom are non-United Kingdom based.

            Although Corp and plc believe that a proportion of cash held or controlled by Corp will find its way back to Corp and plc by means of intercompany balances and shareholdings, there is a significant risk in relation to these monies (for example legal challenges and priority of major intercompany and external claims, together with litigation at the Subsidiary level for breach of contract and other damages claims). Therefore, a risk factor of 50 per cent. to 70 per cent. has been applied to the cash balances to account for this, which would include the effect of the crystallisation of off balance-sheet liabilities.

        Creditor and contingent creditor claims

            Total actual and contingent creditor claims against Corp and plc comprise Scheme Creditors and Excluded Creditors (the most significant of which are inter-company creditors). Provision has also been made for additional claims specific to a liquidating administration, such as redundancy.

            In addition, there may be further claims as a result of warranties, breach of contract, business interruption and other factors. All of these would decrease realisations to creditors.

            For the purposes of the analysis, illustrative amounts of contingent claims of GBP100 million to GBP500 million in relation to Corp and GBP50 million to GBP100 million in relation to plc have been used to represent this further potential dilution risk.

Estimated outcomes from a liquidating administration


        Subject to the caveats and assumptions set out in this Annex, Corp believes that the return to Corp unsecured creditors from a liquidating administration would be in the range of 10* per cent. to 12* per cent. This also assumes that the interim security has been released (see
        Section 1.8 below). Similarly, the return to plc unsecured creditors from a liquidating administration would be approximately 2* per cent.

        If the interim security has not been released, the estimated return to Corp unsecured creditors would be approximately 2* per cent. and the return to plc unsecured creditors will likely be less than 1* per cent.

        None of these estimates apply discounts for the time value of money. As stated in Section 1.5, there is likely to be a significant delay before any distributions are made.

        * These percentages are subject to change and only will be finalised on the record date of the Schemes.


1.7     Trading administration analysis


        Unlike a liquidating administration, the insolvency practitioner in a trading administration will try to maintain subsidiaries by drip feeding cash to keep them trading where it is cost effective to do this with a view to selling them as a going concern. There may be subsidiaries and businesses where it is not appropriate or cost-effective to provide funding and these will be dealt with in the same way as the liquidating administration scenario. In this scenario, many of the trading businesses and companies would be sold by foreign entities under the control of local insolvency procedures.

        In order to effect a successful trading administration substantial funding will be necessary. Corp and plc estimate this to be of the order of GBP200 million to GBP250 million. If the interim security has not been released, Corp does not believe that there will be sufficient free cash to fund a trading administration. Accordingly, the trading administration analysis necessarily assumes that the interim security has been released.

        The asset realisations in a trading administration are, where possible, derived from sales of shares in going concern entities. Given the generally depressed state of the telecommunications industry there is no certainty that the sale of shares will realise the values indicated, or indeed would be capable of achieving a going concern sale at all.

        The factors considered in the trading administration analysis include the following:

            Enterprise value and bonding cash

            Consideration of the value of certain business lines has been undertaken and attempts have been made to allocate these to legal entities within the Group. Insolvency proceedings are likely to damage the goodwill and customer confidence in the business and hence the value of Corp's operating subsidiaries. Corp and plc have estimated the enterprise values for these business lines and have discounted the estimated enterprise values to reflect the discounted realisations under an insolvency scenario. It is assumed that bonding cash collateral may be freed to some extent in the case of a going concern sale. For the purposes of this analysis, it has been assumed that 10 per cent. to 40 per cent. of the bonding cash collateral will be released.

            Dilution

            Significant dilution has been assumed for similar reasons to those stated in Section 1.6.

            The dilution amount differs between the trading administration and liquidating administration scenarios due to different realisation methods (sale of shares in a trading administration as opposed to sale of assets in a liquidating administration). A sale of shares has the additional benefit that a substantial amount of trade creditors and employee liabilities would pass to the purchaser, thereby reducing the effect of dilution. A reduced risk factor of 25 per cent. to 35 per cent. has therefore been applied to reflect the reliance on funds being remitted from other insolvency proceedings, particularly those outside the United Kingdom.


            Difficulties with a trading administration

            Corp and plc believe that the following difficulties would be encountered in a trading administration:


     a. few credible, motivated and well financed buyers have emerged since March 2002;

     b. a trading administration may be difficult to manage in practice due to factors such as:

        (i) cross border insolvency procedures and differing jurisdictional frameworks; and

        (ii) impacts of Chapter 11 in the US and potential 'quarantining' restrictions imposed by the US Courts;

     c. risk/reward of funding the trading administration through the sale process in return for a limited upside;

     d. the substantial instability caused by insolvency procedures may cause significant damage to the Group's ability to hold onto customers and key employees. Certain customer contracts may also be terminated by virtue of insolvency; and

     e. it is possible that a Government or group of large customers will intervene and force disposal of certain businesses to specific competitors, further depressing values.


        Estimated outcome from a trading administration

        Subject to the caveats and assumptions set out in this Annex, Corp believes that the return to Corp unsecured creditors from a trading administration would be in the range 11* per cent. to 17* per cent. This assumes that the interim security has been released (see Section 1.8 below). Because plc is not a trading company, the only insolvency option in relation to plc would be a liquidating administration or a liquidation (see Section 1.6 above).

        The estimated ranges does not apply a discount for time value of money. As mentioned in Section 1.5, there are likely to be significant delays before any distributions are made.

        * These percentages are subject to change and only will be finalised as at the record date of the Schemes.

1.8     Interim security


        As part of the arrangements to effect the Restructuring, Corp agreed to provide interim security (over the cash held by Highrose Limited in the Lockbox Accounts) to the Group's principal lenders, being the Bank Creditors and the Bondholders (other than plc's wholly owned subsidiary Ancrane) as well as to Barclays Bank Plc ("Barclays") (as the only participating ESOP Derivative Bank who committed to support the Restructuring).

        Provision has been made for the interim security to be released prior to the Corp Scheme Meeting in circumstances tied to the prospects of the Corp Scheme being successfully implemented.



        If for whatever reason the interim security has not been released prior to the Corp Scheme Meeting, neither Corp nor plc will proceed with their respective Schemes and the interim security will remain in place in any subsequent insolvency proceedings (meaning that the Bank Creditors, Bondholders and Barclays would rank ahead of all unsecured creditors of Corp with respect to the cash held in the Lockbox Accounts). The cash in the Lockbox Accounts is held in sterling, euro and US dollars accounts. The actual outcome from an enforcement of the interim security is therefore difficult to predict, and will fluctuate depending upon the time of enforcement and currency values.

        Plc and Corp believe that due to the complex nature of the Group and the likelihood of ancillary proceedings in other jurisdictions, there could be a considerable delay before any distribution could be made to secured creditors.

        Subject to the foregoing, Corp estimates the return to secured creditors would be 18* per cent. to 20* per cent. (the range is narrow because the secured creditors principally benefit from the projected cash in the Lockbox Account) and the return to unsecured creditors 2* per cent. or less. During April 2003, Corp may make approved cash withdrawals from the Lockbox Accounts. An enforcement of the interim security at the beginning of April 2003 would therefore likely yield a higher return (approximately 1* per cent.) than an enforcement on 30 April 2003. The return to plc unsecured creditors is likely to be less than 1* per cent.

        * These percentages are subject to change and only will be finalised as at the record date of the Schemes.

1.9     Conclusion


        For all the reasons stated above, Corp and plc believe that the Schemes are more beneficial to Scheme Creditors than an insolvency proceeding or enforcement of security. Corp and plc believe that the Schemes give greater certainty overall and the certainty of the day one distribution of cash, New Notes and New Shares is a major benefit to Scheme Creditors. This certainty would not be available under insolvency proceedings or enforcement of security.

        Furthermore, whilst the ultimate return to Scheme Creditors through an insolvency process is fraught with uncertainty, Corp and plc believe that in all likelihood Scheme Creditors (whether secured or unsecured) will get a better overall return from the Schemes, especially when the time value of money is taken into account.


 1. ENDS/...


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Secretary


Date: 18 March 2003